

Mail Stop 3561

July 20, 2016

M. John Jordan
Chief Financial Officer
Bojangles', Inc.
9432 Southern Pine Boulevard
Charlotte, North Carolina 28273

> **Re: Bojangles', Inc.**
> **Form 10-K for Fiscal Year Ended December 27, 2015**
> **Filed March 11, 2016**
> **File No. 001-37374**

Dear Mr. Jordan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 27, 2015

Item 7: Management's Discussion and Analysis
Net Income, Pro Forma Net Income, Pro Forma Diluted Net Income per Share, EBITDA and Adjusted EBITDA, page 45

1. We note that you title certain of your non-GAAP measures as "Pro Forma Net Income" and "Pro Forma Diluted Net Income." Please revise the labeling of these measures so as not to imply that their titles are prepared pursuant to Article 11 of Regulation S-X

2. Please reconcile your statement that "Pro Forma Net Income", "Pro Forma Diluted Net Income per Share" and "Adjusted EBITDA" represent measures that exclude items you do not believe to be representative of your ongoing operating performance with your statement on page 46 that investors should be aware that in the future you will incur expenses or charges such as those added back to calculate Pro Forma Net Income, Pro Forma Diluted Net Income per Share, EBITDA and Adjusted EBITDA.

3. We note that certain excluded expenses from your non-GAAP calculations are titled under replica headings as those under other non-GAAP calculations, although the amounts differ. For example, the non-GAAP measures "Pro Forma Net Income" and "Adjusted EBITDA" exclude line items named "stock-based compensation" and "certain professional and transaction costs" for which the adjusted charges for the presented periods differ between the referenced measures. We note the footnote disclosure for each of these items is slightly different under each non-GAAP reconciliation. Please consider revising the labeling of line items with identical names, yet differing amounts for clarity.

Form 8-K Furnished May 5, 2016

4. You disclose Pro Forma Net Income, Pro Forma Diluted Net Income per Share, and Adjusted EBITDA, which may be inconsistent with the updated Compliance and Disclosure Interpretations the Division issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Abe Friedman at 202-551-8298 or Amy Geddes at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure